SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Barrier Therapeutics, Inc.
(Name of Subject Company (Issuer))

Stiefel Laboratories, Inc.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001
(Title of Class of Securities)

06850R108
(CUSIP Number of Class of Securities)

William J. Grant, Jr.
Gregory B. Astrachan
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable(1)	Not applicable

(1)	In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-I1 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Barrier Therapeutics to Merge Into Stiefel Laboratories
Acquisition to enhance industry leader’s dermatological portfolio
Coral Gables, Fla. — June 23, 2008 - Stiefel Laboratories Inc., the world’s largest independent pharmaceutical company specializing in dermatology, today announced it has signed a definitive merger agreement, pursuant to which Stiefel Laboratories will acquire Barrier Therapeutics, Inc. (“Barrier Therapeutics”) (NASDAQ: BTRX), through a two-step transaction, a tender offer followed by a merger of Barrier Therapeutics into a wholly-owned subsidiary of Stiefel Laboratories, at a price of $4.15 in cash, per share of Barrier Therapeutics’ common stock. The transaction, valued at approximately $148 million, is subject to the valid tender of a majority of Barrier Therapeutics’ fully diluted common stock, regulatory approvals and other customary conditions, but is not subject to any financing conditions. The price of $4.15 per share of Barrier Therapeutics’ common stock represents a premium of approximately 73% to Barrier Therapeutics’ average closing price for the past 30 days. The parties expect the transaction to close by the end of the third quarter of 2008.
The Board of Directors of Barrier Therapeutics has approved the definitive merger agreement and the transactions contemplated thereby and has resolved to recommend that Barrier Therapeutics’ stockholders tender their shares in connection with the tender offer contemplated by the definitive merger agreement.
This acquisition underscores Stiefel Laboratories’ continuing efforts to search for and develop premium-quality, innovative dermatology products and to focus on providing a superior customer experience in global therapeutic and aesthetic dermatology.
“This acquisition demonstrates our continued commitment to advancing the field of therapeutic dermatology,” said Charles W. Stiefel, chairman and chief executive officer of Stiefel Laboratories. “We are very impressed with Barrier Therapeutics’ innovative products and pipeline. This strategic move will further expand our oral and topical product portfolio in development and increase our sales of novel treatments for skin conditions.”
Barrier Therapeutics currently markets three pharmaceutical products. In addition to these marketed products, the company has other product candidates in various stages of development for the treatment of a range of dermatological conditions.
“We are very proud of the accomplishments of the entire Barrier Therapeutics team since we were founded in 2002, and we are pleased that Stiefel Laboratories recognizes the value that we have created,” said Al Altomari, chief executive officer of Barrier Therapeutics. “We believe that this transaction provides substantial value to our stockholders. We believe that Barrier Therapeutics’ product portfolio and innovative R&D pipeline candidates are among the greatest assets in dermatology and will strengthen Stiefel Laboratories’ position in the global dermatology market.”
J.P. Morgan Securities Inc. is acting as exclusive financial advisor to Barrier Therapeutics, and Morgan, Lewis & Bockius, LLP is acting as Barrier Therapeutics’ legal counsel in the transaction. Deutsche Bank Securities Inc. is acting as exclusive financial advisor to Stiefel

Laboratories, and Willkie Farr & Gallagher LLP is acting as Stiefel Laboratories’ legal counsel in the transaction.
About Barrier Therapeutics
Barrier Therapeutics is a pharmaceutical company focused on the development and commercialization of products in the field of dermatology. Barrier Therapeutics currently markets three pharmaceutical products in the United States: Xolegel® (ketoconazole, USP) Gel, 2%, for seborrheic dermatitis; Vusion® (0.25% miconazole nitrate, 15% zinc oxide, 81.35% white petrolatum) Ointment, for diaper dermatitis complicated by documented candidiasis; and Solagé® (mequinol 2.0%, tretinoin 0.01%) Topical Solution, for solar lentigines. Barrier Therapeutics has other product candidates in various stages of clinical development for the treatment of a range of dermatological conditions, including onychomycosis, psoriasis, acne, skin allergies, and acute fungal infections. The company is headquartered in Princeton, New Jersey and has a wholly-owned subsidiary in Geel, Belgium. More information about Barrier Therapeutics can be found on its corporate website at: www.barriertherapeutics.com.
Xolegel, Vusion and Solagé are trademarks of Barrier Therapeutics.
About Stiefel Laboratories, Inc.
Founded in 1847, Stiefel Laboratories (a privately held company) is the world’s largest independent pharmaceutical company specializing in dermatology. The company manufactures and markets a variety of prescription and non-prescription dermatological products. Some of the newest and best-known brands include Duac® Topical Gel (clindamycin, 1% — benzoyl peroxide, 5%) available in the Duac® Care System (CS); Evoclin® (clindamycin phosphate) Foam, 1%; Luxiq® (betamethasone valerate) Foam, 0.12%; MimyX® Cream; Olux® (clobetasol propionate) Foam, 0.05% and Olux-E® (clobetasol propionate) Foam, 0.05% also available in the Olux® / Olux-E® COMPLETE PACK; Soriatane® (acitretin) Capsules available in the Soriatane® CK CONVENIENCE KIT; Verdeso® (desonide) Foam, 0.05%; Brevoxyl®-4 Creamy Wash (benzoyl peroxide 4%) and Brevoxyl®-8 Creamy Wash (benzoyl peroxide 8%) packaged in the Brevoxyl® Acne Wash Kit; Extina® (ketoconazole) Foam, 2%; Oilatum® Cleansing Bar; Physiogel® Cream; Stieprox® (ciclopirox olamine) Shampoo; REVALÉSKIN™ Skin Care Products; and Sarna® Lotion. Its wholly-owned global network is comprised of more than 30 subsidiaries, manufacturing plants in six countries, research and development facilities on four continents, and products marketed in more than 100 countries around the world.
Stiefel Laboratories supplements its R&D efforts by seeking strategic partnerships and acquisitions around the world. To learn more about Stiefel Laboratories, Inc. visit www.stiefel.com.
Important Information About the Tender Offer
This announcement and the description contained herein are informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Barrier Therapeutics. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, Stiefel Laboratories and its wholly-owned subsidiary intend to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, Barrier Therapeutics intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on

Schedule 14D-9 and, if required, will file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of Barrier Therapeutics. The solicitation of offers to buy common stock of Barrier Therapeutics will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase, the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from the information agent Stiefel Laboratories selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about Barrier Therapeutics, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to Barrier Therapeutics, Attention: Dennis P. Reilly at 600 College Road East, Suite 3200, Princeton, New Jersey 08540, or on Barrier Therapeutics’ corporate website at www.barriertherapeutics.com.

Barrier Therapeutics, Inc. and Stiefel Laboratories, Inc. Sign Definitive
Merger Agreement
Stiefel Laboratories, Inc. to Initiate Tender Offer for All Shares of Common Stock of
Barrier Therapeutics, Inc. at a Price of $4.15 per Share in Cash
Princeton, N.J., June 23, 2008 — Barrier Therapeutics, Inc. (“Barrier Therapeutics”) (NASDAQ: BTRX), a pharmaceutical company that develops and markets dermatology products, today announced that it has signed a definitive merger agreement with Stiefel Laboratories, Inc. (“Stiefel Laboratories”), the world’s largest independent pharmaceutical company specializing in dermatology. Under the agreement, Stiefel Laboratories will purchase all of the outstanding shares of Barrier Therapeutics at a price of $4.15 per share in cash, representing a 73% premium to Barrier Therapeutics’ average closing price for the past 30 days. The transaction, valued at approximately $148 million, is subject to the valid tender of a majority of Barrier Therapeutics’ fully diluted common stock, regulatory approvals and other customary conditions, but is not subject to any financing conditions. The parties expect the transaction to close by the end of the third quarter of 2008.
Barrier Therapeutics’ Board of Directors has approved the definitive merger agreement and the transactions contemplated thereby and has resolved to recommend that Barrier Therapeutics’ stockholders tender their shares in connection with the tender offer contemplated by the definitive merger agreement.
“We are very proud of the accomplishments of the entire Barrier Therapeutics team since we were founded in 2002, and we are pleased that Stiefel Laboratories recognizes the value that we have created,” said Al Altomari, Chief Executive Officer of Barrier Therapeutics. “We believe this transaction provides substantial value to our stockholders. We believe Barrier Therapeutics’ product portfolio and innovative R&D pipeline candidates are among the greatest assets in dermatology and will strengthen Stiefel Laboratories’ position in the global dermatology market.”
Charles W. Stiefel, Chairman and Chief Executive Officer of Stiefel Laboratories said, “We are very impressed with Barrier’s products and unique pipeline of clinical candidates, which will significantly enhance Stiefel Laboratories’ therapeutic product portfolio and pipeline for major disease categories across the field of dermatology.”
The merger agreement provides for Stiefel Laboratories to acquire Barrier Therapeutics in a two-step transaction. The first step will consist of a cash tender offer for all outstanding shares of Barrier Therapeutics common stock at a price of $4.15 per share in cash. In the second step, the tender offer will be followed by a merger in which any untendered outstanding shares of Barrier Therapeutics common stock would be converted into the right to receive the same cash price per share paid in the tender offer.
J.P. Morgan Securities Inc. is acting as exclusive financial advisor to Barrier Therapeutics, and Morgan, Lewis & Bockius, LLP is acting as Barrier Therapeutics’ legal counsel in the transaction. Deutsche Bank Securities Inc. is acting as financial adviser to Stiefel Laboratories, and Willkie Farr & Gallagher LLP is acting as Stiefel Laboratories’ legal counsel in the transaction.
About Stiefel Laboratories
Founded in 1847, Stiefel Laboratories (a privately held company) is the world’s largest independent pharmaceutical company specializing in dermatology. The company manufactures and markets a variety of prescription and non-prescription dermatological products. Some of the newest and best-known brands include Duac® Topical Gel (clindamycin, 1% — benzoyl peroxide, 5%) available in the Duac® Care

System (CS); Evoclin® (clindamycin phosphate) Foam, 1%; Luxiq® (betamethasone valerate) Foam, 0.12%; MimyX® Cream; Olux® (clobetasol propionate) Foam, 0.05% and Olux-E® (clobetasol propionate) Foam, 0.05% also available in the Olux® / Olux-E® COMPLETE PACK; Soriatane® (acitretin) Capsules available in the Soriatane® CK CONVENIENCE KIT; Verdeso® (desonide) Foam, 0.05%; Brevoxyl®-4 Creamy Wash (benzoyl peroxide 4%) and Brevoxyl®-8 Creamy Wash (benzoyl peroxide 8%) packaged in the Brevoxyl® Acne Wash Kit; Extina® (ketoconazole) Foam, 2%; Oilatum® Cleansing Bar; Physiogel® Cream; Stieprox® (ciclopirox olamine) Shampoo; REVALÉSKIN™ Skin Care Products; and Sarna® Lotion. Its wholly-owned global network is comprised of more than 30 subsidiaries, manufacturing plants in six countries, research and development facilities on four continents, and products marketed in more than 100 countries around the world.
Stiefel Laboratories supplements its R&D efforts by seeking strategic partnerships and acquisitions around the world. To learn more about Stiefel Laboratories, Inc. visit www.stiefel.com.
About Barrier Therapeutics
Barrier Therapeutics is a pharmaceutical company focused on the development and commercialization of products in the field of dermatology. Barrier Therapeutics currently markets three pharmaceutical products in the United States: Xolegel® (ketoconazole, USP) Gel, 2%, for seborrheic dermatitis; Vusion® (0.25% miconazole nitrate, 15% zinc oxide, 81.35% white petrolatum) Ointment, for diaper dermatitis complicated by documented candidiasis; and Solagé® (mequinol 2.0%, tretinoin 0.01%) Topical Solution, for solar lentigines. Barrier Therapeutics has other product candidates in various stages of clinical development for the treatment of a range of dermatological conditions, including onychomycosis, psoriasis, acne, skin allergies, and acute fungal infections. The company is headquartered in Princeton, New Jersey and has a wholly owned subsidiary in Geel, Belgium. More information about Barrier Therapeutics can be found on its corporate website at: www.barriertherapeutics.com.
Xolegel, Vusion and Solagé are trademarks of Barrier Therapeutics.
Important Information About the Tender Offer
This announcement and the description contained herein are informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Barrier Therapeutics. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, Stiefel Laboratories and its wholly-owned subsidiary intend to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, Barrier Therapeutics intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will, file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of Barrier Therapeutics. The solicitation of offers to buy common stock of Barrier Therapeutics will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from the information agent Stiefel Laboratories selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about Barrier Therapeutics, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to Barrier Therapeutics, Attention: Dennis Reilly, Chief Financial Officer, at 600 College Road East, Suite 3200, Princeton, New Jersey 08540, or on Barrier Therapeutics’ corporate website at www.barriertherapeutics.com.

Safe Harbor Statement
Some statements contained in, or incorporated by reference in, this press release are forward-looking and are subject to a variety of risks and uncertainties. These forward-looking statements may be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “intend,” and “anticipate,” among others. Such forward-looking statements include Barrier Therapeutics’ decision to enter into an agreement to be acquired by Stiefel Laboratories, the ability of Barrier Therapeutics and Stiefel Laboratories to complete the transaction contemplated by the definitive agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement, and the possibility of any termination of the definitive agreement. The forward-looking statements contained in this report are based on our current expectations, and those made at other times will be based on our expectations when the statements are made. We cannot guarantee that any forward-looking statements will be realized.
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from anticipated results or other expectations expressed in forward-looking statements. We also note that achievement of anticipated results or expectations in forward-looking statements is subject to the possibility that assumptions underlying forward-looking statements will prove to be inaccurate. Investors should bear this in mind as they consider forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially regarding any statements made about the proposed transaction between Barrier Therapeutics and Stiefel Laboratories, the expected timetable for completing the proposed transaction, the fact that Barrier Therapeutics’ performance and financial results could differ materially from those reflected in these forward-looking statements due to the marketplace acceptance of Barrier Therapeutics’ products, Barrier Therapeutics’ ability to execute its commercial and clinical strategy, the decisions of regulatory authorities, the results of clinical trials, and strategic decisions regarding its pipeline, general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries generally. For a discussion of these and other risks and uncertainties that may effect the forward-looking statements, please see the risk factors in the company’s Annual Report on Form 10-K for the year ended December 31, 2007 which is on file with the Securities and Exchange Commission. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Barrier Therapeutics undertakes no obligation to update publicly any forward-looking statement.
In addition, please note that success in clinical trials does not mean that subsequent trials will confirm earlier findings. No assessment of the efficacy or safety of any product candidate can be considered definitive until all clinical trials needed to support a submission for marketing approval are complete.